[redacted]

08027562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47912

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KUEHL CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14747 CALIFORNIA STREET, SUITE 1
(No. and Street)

OMAHA (City) NE (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KURT MEISINGER (402) 496-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANKEL ZACHARIA, LLC
(Name – *if individual, state last, first, middle name*)

11404 WEST DODGE ROAD #700 (Address) (City) NE (State) 6815[illegible] (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
102

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TODD ENGLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KUEHL CAPITAL CORPORATION, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
ROBERT A. WOOD
My Comm. Exp. March 9, 2011

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUEHL CAPITAL CORPORATION

TABLE OF CONTENTS

	Page Number
Independent Auditor's Report on Basic Financial Statements	1
Basic Financial Statements:	
Balance Sheet	2
Statement of Operations and Comprehensive Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Notes to Financial Statements	7-8
Independent Auditor's Report on Additional Information	9
Additional Information:	
Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934	10
Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's FOCUS Report	11
Information Relating to Possession or Control Requirements	12
Computation of Reserve Requirement	13
Independent Auditor's Report on Internal Control	14-15
Schedule of Findings and Responses	16

Frankel Zacharia LLC
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON BASIC FINANCIAL STATEMENTS

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We audited the accompanying balance sheet of Kuehl Capital Corporation as of December 31, 2007, and the related statements of operations and comprehensive income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors, for the year then ended. The financial statements are the responsibility of Company management. Our responsibility is to express an opinion on the statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the U.S.A. Those standards require that we plan and perform audits to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuehl Capital Corporation as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the U.S.A.

Frankel Zacharia, LLC

February 27, 2008

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024

KUEHL CAPITAL CORPORATION

BALANCE SHEET

DECEMBER 31, 2007

ASSETS		
Current assets		
Cash and cash equivalents	$	641,318
Warrants held		83,956
Other		1,089
Total current assets		**726,363**
Other non-current assets		**87,866**
TOTAL ASSETS	**$**	**814,229**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$	54,972
Total liabilities		**54,972**
Commitment (Note 5)		
Stockholder's equity		**759,257**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**814,229**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2007

Revenues		
Bond placement fees	$	3,844,748
Warrant placement fees		1,774,249
Other income		118,185
Total revenues		**5,737,182**
Costs and expenses		
Salaries		1,252,469
Broker-dealer service		48,000
Rent		80,591
Employee benefit plans		225,508
Professional fees		76,453
SID processing services		40,000
Depreciation		25,640
Payroll taxes and benefits		54,985
Insurance		51,810
Office		19,154
Telephone		5,241
Licenses and fees		21,272
Charitable		27,750
Dues and subscriptions		8,743
Bank service fees/bonding		1,324
Miscellaneous		29,279
Total costs and expenses		**1,968,219**
NET INCOME FROM OPERATIONS		**3,768,963**
Other income		
Gain on sale of securities and other		85,344
NET INCOME		**3,854,307**
Other comprehensive income		
Appreciation of marketable securities		12,088
Less gain on sale included above		(67,543)
Net other comprehensive income (loss)		(55,455)
COMPREHENSIVE INCOME	**$**	**3,798,852**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

		Common Stock	Additional Paid-in Capital	Unrealized Gain on Marketable Securities	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2006	**$**	**1,000**	**122,442**	**55,455**	**245,782**	**424,679**
Comprehensive income		--	--	(55,455)	3,854,307	3,798,852
Distributions		--	--	--	(3,464,274)	(3,464,274)
Balance at December 31, 2007	**$**	**1,000**	**122,442**	--	**635,815**	**759,257**

Common stock
$1 par value
10,000 shares authorized
1,000 shares issued and outstanding

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Reconciliation of cash from operating activities		
Net income	$	3,854,307
Adjustments		
Depreciation		25,640
Gain on disposal of assets		(85,344)
Increase in operating assets		
Warrants held		(65,956)
Other		(88)
Increase in operating liabilities		
Accounts payable		21,154
Net cash provided by operating activities		**3,749,713**
Cash flows from investing activities		
Proceeds from sale of marketable securities		150,643
Other		11,956
Net cash provided by investing activities		**162,599**
Cash flows from financing activities		
Distributions		(3,464,274)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**448,038**
Cash and cash equivalents at beginning of year		193,280
Cash and cash equivalents at end of year	**$**	**641,318**

See accompanying notes to financial statements.

KUEHL CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2007

Subordinated liabilities at beginning of year	$	121,500
Net change		(121,500)
Subordinated liabilities at end of year	**$**	**--**

See accompanying notes to financial statements.

1. **Organization and Business**

Kuehl Capital Corporation (a Nebraska corporation) is a registered broker-dealer providing services related to the placement of Sanitary and Improvement District (SID) warrants and bonds in the greater Omaha, Nebraska area. Revenues fluctuate with construction activity in the districts, which is generally controlled by housing and commercial developers.

2. **Significant Accounting and Reporting Policies**

A. Basis of Accounting

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the U.S.A. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. Because of the inherent uncertainties in this process, it is likely that actual results will vary from the estimates used but differences are not expected to be material to the financial statements taken as a whole.

B. Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity at acquisition of three months or less to be cash equivalents.

C. Warrants Held

The Company is compensated with warrants, which are easily converted to cash. Related revenues are recognized when earned.

D. Income Taxes

The company is a pass-through entity for income tax reporting. Accordingly, the owner is required to report Company income and deductions for income tax purposes and no provision for income taxes is included in these financial statements. The Company makes substantial distributions of income to the owner.

3. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires net capital of at least $100,000. Net capital, as defined by the Rule was $666,944 at December 31, 2007.

Continued

4. Employee Benefit Plans

The Company sponsors a profit-sharing plan for all eligible employees. Employees are eligible to participate in the plan if they are over twenty-one years of age and employed by the Company for at least one year. Contributions to the profit sharing plan are discretionary and were $225,500 in 2007.

5. Commitment

Facilities occupied by the Company are leased under an agreement that expires in November 2012 and calls for a base rent plus charges for common area maintenance and taxes. Rental cost during 2007 was $80,700. Future minimum lease commitments under this arrangement follow:

Year		
2008	$	54,800
2009		60,700
2010		60,700
2011		60,800
2012		57,400
	$	**294,400**

FrankelZacharia LLC
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We audited the accompanying basic financial statements of Kuehl Capital Corporation as of and for the year ended December 31, 2007, and issued our report thereon dated February 27, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of computation of aggregate indebtedness and net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934, and the reconciliation of net capital and aggregate indebtedness to Client's FOCUS Report are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those statements taken as a whole.

Frankel Zacharia, LLC

February 27, 2008

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024

KUEHL CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

Aggregate indebtedness		
Total liabilities	$	54,972
Deduct nonqualifying liabilities:		
Other secured liabilities		--
Net aggregate indebtedness	$	**54,972**
Net capital		
Common stock		1,000
Additional paid-in capital		122,442
Retained earnings		635,815
		759,257
Deduct nonallowable assets:		
Net property and equipment		(87,866)
Other		(1,089)
Add nonqualifying liabilities:		
Other secured liabilities		--
Securities haircuts:		
Warrants held		(3,358)
		(92,313)
Net capital	**$**	**666,944**
Capital requirements		
Minimum dollar requirement		100,000
Net capital exceeding requirements		566,944
Net capital	**$**	**666,944**
Percentage of net capital to required capital		**666.9%**
Percentage of aggregate indebtedness to net capital		**8.2%**

KUEHL CAPITAL CORPORATION

RECONCILIATION OF NET CAPITAL AGGREGATE INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT

DECEMBER 31, 2007

Aggregate indebtedness per FOCUS Report	$	54,972
Reconciling items		--
Aggregate indebtedness per audit report	**$**	**54,972**
Net capital per FOCUS Report		666,944
Reconciling items		--
Net capital per audit report	**$**	**666,944**

KUEHL CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

DECEMBER 31, 2007

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

KUEHL CAPITAL CORPORATION

COMPUTATION OF RESERVE REQUIREMENT

DECEMBER 31, 2007

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

FrankelZacharia LLC
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Kuehl Capital Corporation
Omaha, Nebraska

In planning and performing our audit of the financial statements and additional information of Kuehl Capital Corporation for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining the compliance with the exemption provisions of Rule 15c3-3. The Company does not hold securities for customers or perform custodial functions relating to customer securities; accordingly, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned SEC objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024

Because of inherent limitations in internal control or the practices and procedures referred to above, illegal acts, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of internal control would not necessarily disclose all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. However, as discussed below, we identified one deficiency in internal control over financial reporting that we consider to be a significant deficiency.

A control deficiency exists when the design or operation of a control does not allow management, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by internal control. We consider the deficiency described in the accompanying schedule of findings and responses to be a significant deficiency in internal control over financial reporting.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet SEC objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Frankel Zacharia, LLC

Omaha, Nebraska
February 27, 2008

KUEHL CAPITAL CORPORATION

SCHEDULE OF FINDINGS AND RESPONSES

YEAR ENDED DECEMBER 31, 2007

SIGNIFICANT DEFICIENCY

Financial Reporting

Condition: As in prior years, Company management does not have the ability to prepare financial statements in accordance with generally accepted accounting principles (GAAP) as contemplated by Statement of Auditing Standards 112 "Communicating Internal Control Related Matters Identified in an Audit".

Criteria: Internal controls should be in operation that provide reasonable assurance of the Company's ability to report financial data reliably in accordance with GAAP.

Effect: The Company cannot on its own, comply with regulatory requirements to prepare annual financial statements in accordance with GAAP.

Response: Management has determined it is not cost-beneficial to create a system of internal control that would allow the Company to prepare its own financial statements. Accordingly, the Company engaged the audit firm to assist in the preparation of the statements.

END